TC 2/13/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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02006011

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 45010

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

RECEIVED FEB 11 2002 359

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JACKSON PARTNERS & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
381 PARK AVENUE SOUTH
(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD JACKSON — 212-251-9600 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
MARX, LANGE, GUTTERMAN LLP
(Name — *if individual, state last, first, middle name*)

270 MADISON AVENUE	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

PROCESSED
FEB 22 2002
P THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD JACKSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JACKSON PARTNERS & ASSOCIATES, INC., as of DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Ronald J Jackson
Signature

President
Title

Notary Public

S. BERN... SCHWARZ
NOTARY PUBL... State of New York
No. 31-4618467
Qualified in New York County
Commission Expires 1-31-2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marx,
Lange,
Gutterman
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

270 Madison Avenue
New York, NY 10016-0601
Tel: (212) 576-1500
Fax: (212) 576-1805

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders of
Jackson Partners & Associates, Inc.

We have audited the statement of financial condition of Jackson Partners & Associates, Inc. (an S Corporation) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Jackson Partners & Associates, Inc., as of December 31, 2001, in conformity with U.S. generally accepted accounting principles.

Marx, Lange, Gutterman LLP

New York, New York
January 30, 2002

JACKSON PARTNERS & ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 612,987
Receivables from brokers and dealers	53,647
Property and equipment, at cost less accumulated depreciation of $74,521	8,969
Other assets	55,734
	$ 731,337

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities

Accounts payable, accrued expenses and other liabilities	$ 332,603

Commitments and contingencies (Notes 3 and 4)

Shareholders' equity

Common stock, no par value; 200 shares authorized; 100 shares issued and outstanding	10,000
Additional paid in capital	24,540
Retained earnings	364,194
Total shareholders' equity	398,734
	$ 731,337

The accompanying notes are an integral part of these financial statements.

1. **Organization**

The Company was incorporated in the State of New York on June 23, 1992 and is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

Property and Equipment

The Company depreciates office furniture and equipment on the accelerated method over estimated useful lives of 5 to 7 years. Leasehold investments are depreciated on the straight-line method over a useful life of 39 years.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

No provision has been made for Federal income taxes, since the Company elected to be treated as an "S" Corporation under the Internal Revenue Code its income will be taxed directly to its shareholders. The provision for income taxes includes the New York State "S" Corporation surcharge of $100 and New York City Corporation tax of $14,719.

2. **Summary of Significant Accounting Policies (continued)**

Other Assets

Other assets consist of taxes receivable, security deposits and other assets.

3. **Notes Payable, Bank**

The Company has a revolving loan agreement with a bank during the year totaling $75,000 of which $75,000 was unused at December 31, 2001. The loan is collateralized by the assets of the Company and bears interest at the prime rate plus 2%. The minimum monthly principal installment is equal to 1/36 of the total outstanding principal balance plus accrued interest and is due in full on demand.

4 **Commitments and Contingencies**

The Company entered into a new lease for office effective July 1, 1995. The monthly rental is $2,991 and is due to expire April, 2005.

The Company also leases various office equipment on a month to month basis.

The future annual aggregate minimum rentals are as follows:

Year to end December 31,	
2002	$ 46,898
2003	44,940
2004	15,327
2005	1,364
	$108,529

The Company is contingently liable for losses incurred by its clearing broker from defaults in payment of funds or delivery of securities by any introduced customer account.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $324,778 which was $274,778 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.02 to 1.

6. **Concentration of Credit Risk**

Customer transactions are cleared principally through ESI Securities Company on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, ESI Securities Company may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations. The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

7. **Pension Plan**

The Company enacted a defined benefit pension plan during 2000. The plan covers all current employees and is in accordance to ERISA requirements. The amount charged to operations for the year ended December 31, 2001 was $204,698.

Marx,
Lange,
Gutterman
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

270 Madison Avenue
New York, NY 10016-0601
Tel: (212) 576-1500
Fax: (212) 576-1805

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders of
Jackson Partners & Associates, Inc.

We have audited the statement of financial condition of Jackson Partners & Associates, Inc. (an S Corporation) as of December 31, 2001, and have rendered our report dated January 30, 2002. We have also audited the accompanying statement of income, changes in shareholders' equity and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson Partners & Associates, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
January 30, 2002

JACKSON PARTNERS & ASSOCIATES, INC.
Statement of Income
Year Ended December 31, 2001

Revenues	
Commissions	$ 2,629,727
Interest income	20,674
Total revenues	2,650,401
Expenses	
Employee compensation and benefits	628,025
Clearing fees, including floor brokerage	574,699
Communications	85,936
Research expenses	818,089
Office expense	19,824
Rent and occupancy costs	44,079
Travel and entertainment	77,376
Professional fees	28,190
Regulatory fees	4,342
Pension plan expense	204,698
State and local income taxes	14,819
Other operating expenses	42,822
Total expenses	2,542,899
Net income	$ 107,502

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.
Statement of Changes in Shareholders' Equity
Year Ended December 31, 2001

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2001	$ 711,232	$ 10,000	$ 24,540	$ 676,692
Net income	107,502	—	—	107,502
Distributions to shareholders	(420,000)	—	—	(420,000)
Balance, December 31, 2001	$ 398,734	$ 10,000	$ 24,540	$ 364,194

The accompanying notes are an integral part of these financial statements.

Marx, Lange, Gutterman L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

JACKSON PARTNERS & ASSOCIATES, INC.
Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 107,502
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	3,194
Decrease in receivables from brokers and dealers	104,057
(Increase) in other assets	(41,609)
Increase in accounts payable, accrued expenses and other liabilities	28,628
Net cash provided by operating activities	201,772
Cash flows from investing activities:	
Acquisition of property and equipment	(2,013)
Cash flows from financing activities:	
Distributions to shareholders	(420,000)
Net (decrease) in cash and cash equivalents	(220,241)
Cash and cash equivalents, beginning of year	833,228
Cash and cash equivalents, end of year	$612,987
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ NONE
Cash paid during the year for income taxes	$ 101,211

The accompanying notes are an integral part of these financial statements.

Marx, Lange, Gutterman L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

1. Organization

The Company was incorporated in the State of New York on June 23, 1992 and is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

Cash and Cash Equivalents

Cash and cash equivalents consists of highly liquid investments with a maturity of three months or less when purchased.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

Property and Equipment

The Company depreciates office furniture and equipment on the accelerated method over estimated useful lives of 5 to 7 years. Leasehold investments are depreciated on the straight-line method over a useful life of 39 years.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

No provision has been made for Federal income taxes, since the Company elected to be treated as an "S" Corporation under the Internal Revenue Code its income will be taxed directly to its shareholders. The provision for income taxes includes the New York State "S" Corporation surcharge of $100 and New York City Corporation tax of $14,719.

2. Summary of Significant Accounting Policies (continued)

Other Assets

Other assets consist of taxes receivable, security deposits and other assets.

3. Notes Payable, Bank

The Company has a revolving loan agreement with a bank during the year totaling $75,000 of which $75,000 was unused at December 31, 2001. The loan is collateralized by the assets of the Company and bears interest at the prime rate plus 2%. The minimum monthly principal installment is equal to 1/36 of the total outstanding principal balance plus accrued interest and is due in full on demand.

4 Commitments and Contingencies

The Company entered into a new lease for office effective July 1, 1995. The monthly rental is $2,991 and is due to expire April, 2005.

The Company also leases various office equipment on a month to month basis.

The future annual aggregate minimum rentals are as follows:

Year to end December 31,	
2002	$ 46,898
2003	44,940
2004	15,327
2005	1,364
	$108,529

The Company is contingently liable for losses incurred by its clearing broker from defaults in payment of funds or delivery of securities by any introduced customer account.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $324,778 which was $274,778 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.02 to 1.

6. **Concentration of Credit Risk**

Customer transactions are cleared principally through ESI Securities Company on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, ESI Securities Company may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations. The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

7. **Pension Plan**

The Company enacted a defined benefit pension plan during 2000. The plan covers all current employees and is in accordance to ERISA requirements. The amount charged to operations for the year ended December 31, 2001 was $204,698.

BROKER OR DEALER JACKSON PARTNERS & ASSOCIATES, INC. as of DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

No.	Item	Amount	Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$398,734	3480
2.	Deduct ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			398,734	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)			(9,253)	3525
5.	Total capital and allowable subordinated liabilities			$389,481	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 64,703	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	64,703	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 324,778	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736		3740
10.	Net Capital			$ 324,778	3450

Marx, Lange, Gutterman L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER JACKSON PARTNERS & ASSOCIATES, INC. as of DECEMBER 31, 2000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 22,175	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 50,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 50,000	3760
14. Excess net capital (line 10 less 13)			$274,778	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$291,518	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$332,603	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 332,603	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)			% 1.02	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% -	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25. Excess net capital (line 10 less 24)	$ N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

JACKSON PARTNERS & ASSOCIATES, INC.
Reconciliation of Supplementary Schedule 1 Computation under Rule 15c3-1 with the Company's Computation included in Form X-17A-5 as of December 31, 2001

	Net Capital	Aggregate Indebtedness
As reported in the Company's part II (unaudited) FOCUS report	$ 324,766	$ 318,742
Adjustments to:		
Cash	15,117	—
Accounts payable, accrued expenses and other liabilities	(13,861)	13,861
Other deductions	(1,244)	—
	$ 324,778	$ 332,603

Exemption claimed under Rule 15c3-3(k)(2)(ii).

Marx,
Lange,
Gutterman
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

270 Madison Avenue
New York, NY 10016-0601
Tel: (212) 576-1500
Fax: (212) 576-1805

The Board of Directors and Shareholders of
Jackson Partners & Associates, Inc.

In planning and performing our audit of the financial statements of Jackson Partners & Associates, Inc., for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g),(l) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Jackson Partners & Associates, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company (i) in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



New York, New York
January 30, 2002

Marx, Lange, Gutterman L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

JACKSON PARTNERS & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001


RECEIVED
FEB 1 1 2002
359

Marx, Lange, Gutterman L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS